CUSIP No. 640656104                            13G
Page 3 of 3 Pages


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                            _________

                          SCHEDULE 13G
                         (Rule 13d-102)
         INFORMATION TO BE INCLUDED IN STATEMENTS FILED
        PURSUANT TO RULES 13d-1(b)(c), AND (d) AND 13d-2
            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      Neotherapeutics, Inc.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                            640656104
                         (CUSIP Number)

                          March 9, 2001
     (Date of Event Which Requires Filing of this statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      Rule 13d-1(b)
     X Rule 13d-1(c)
      Rule 13d-1(d)
_________________________________________________________________
1.   NAME OF REPORTING PERSON      Peter R. Kellogg
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
_________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                  (a)
                                                  (b)  X
_________________________________________________________________
3.   SEC USE ONLY
_________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION              USA
_________________________________________________________________
NUMBER OF      5.   SOLE VOTING POWER NUMBER OF SHARES
SHARES         _______2,194,900__________________________________
BENEFICIALLY   6.   SHARED VOTING POWER
OWNED BY       _____________0____________________________________
EACH           7.   SOLE DISPOSITIVE POWER
REPORTING      _______2,194,900__________________________________
PERSON WITH    8.   SHARED DISPOSITIVE POWER
____________________________0____________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

____________________2,194,900____________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES
_________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9   16.54%
_________________________________________________________________
12.  TYPE OF REPORTING PERSON                               IN
_________________________________________________________________
Item 1.
     Item 1(a): Name of Issuer: Neotherapeutics, Inc.
     Item 1(b): Address of Issuer's Principal Executive Offices:
                    157 Technology Drive
                    Suite J-821
                    Irvine, CA 92618
Item 2.
     Item 2(a): Name of Person Filing:  Peter R. Kellogg

     Item 2(b): Address of Principal Business Office or, if None,
          Residence:     120 Broadway
                         New York, New York 10271

     Item 2(c): Citizenship:  U.S.A.
     Item 2(d): Title of Class of Securities: Common Stock
     Item 2(e): CUSIP Number: 640656104

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
     (a) Broker or dealer registered under Section 15 of the Exchange Act,
     (b)  Bank as defined in Section 3(a)(6) of the Exchange Act,
     (c) Insurance company as defined in Section 3(a)(19) of the Exchange Act,
     (d) Investment Company registered under Section 8 of the Investment Company Act,
     (e)  An investment adviser in accordance with Rule 13d-
           1(b)(1)(ii)(E),
     (f) An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F),
     (g) A parent holding Company, or control person in accordance with Rule 13d-1(b)(ii)(G),
     (h) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
     (i) A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
     (j)  Group, in accordance with Rule 13d-1(b)(ii)(J)
If this statement is filed pursuant to Rule 13d-1(c), check this box. X

Item 4.   Ownership:
     (a)  Amount Beneficially Owned: 2,194,900
     (b)  Percent of Class: 16.54%
     (c)  Number of shares as to which such person has:
          (i)   Sole power to vote or to direct the vote:
     2,194,900
          (ii)  Shared power to vote or direct the vote:  0
          (iii) Sole power to dispose or direct the disposition
                Of: 2,194,900
          (iv)  Shared power to dispose or to direct the
                Disposition of: 0
Item 5.Ownership of Five Percent or Less of a Class.     N/A
Item 6.Ownership of More Than Five Percent on Behalf of Another
       Person.   N/A
Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
       Holding Company.    N/A
Item 8.Identification and Classification of Members of the
       Group.    N/A
Item 9.Notice of Dissolution of Group:    N/A
Item 10.    Certification.

       By signing below, I certify that to the best of my knowledge and belief, the securities referred to above were not acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

March 12, 2001                     Peter R. Kellogg
Date                               Peter R. Kellogg